UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	September	2015
Commission File Number	001-37542
CRH MEDICAL CORPORATION
(Translation of registrant’s name into English)
578 - 999 Canada Place, World Trade Center Vancouver, British Columbia, Canada V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release – CRH Medical Corporation to commence trading on the NYSE MKT under the symbol “CRHM”.

Document 1

CRH Medical Corporation to commence trading on the NYSE MKT
under the symbol “CRHM”

VANCOUVER, B.C. – September 1, 2015 – CRH Medical Corporation (TSX: CRH) (OTCQX: CRMMF) ("CRH"), a North American medical company that provides physicians with innovative products and services for the treatment of gastrointestinal diseases, today announced that its common shares have been approved for listing on the NYSE MKT, LLC (the "NYSE MKT") subject to continued satisfaction of listing requirements. CRH anticipates its common shares will begin trading on the NYSE MKT under the ticker "CRHM" on September 3, 2015. The Company's common stock will be dual listed and will continue to trade on the TSX under its existing symbol "CRH."

“With over 99% of our revenue generated in the United States, we are very excited to list on the NYSE MKT. We believe it will enhance our visibility and access to the capital markets in support of our growth strategy, while providing our shareholders the ability to trade in U.S. dollars with greater liquidity,” said Edward Wright, Chief Executive Officer of CRH.

About:

CRH is a North American company that provides physicians with innovative products and services for the treatment of gastrointestinal diseases. CRH's product distribution strategy focuses on physician education, patient outcomes, and patient awareness. CRH's first product, the CRH O’Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV. CRH distributes the CRH O’Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. CRH also operates a full service gastroenterology anesthesia services business, which provides anesthesia services to patients undergoing endoscopies and colonoscopies. Performing these procedures under anesthesia provides a greater degree of comfort to the patient and allows the gastroenterologist to perform more procedures than in the absence of anesthesia. CRH expects to leverage its relationships and the capabilities it has attained through acquisitions in order to consolidate the highly fragmented gastroenterology anesthesia provider business. CRH's goal is to establish itself as the premier provider of innovative products and essential services to gastroenterologists throughout the United States. For more information visit our website at www.crhmedcorp.com.

Cautionary Note Regarding Forward-Looking Statements:

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such forward-looking statements include the date on which CRH's common shares will begin trading on the NYSE MKT and the anticipated benefits of listing on the NYSE MKT. Such forward-looking statements are subject to various risks and uncertainties, including risks related to regulatory reviews and the risk factors identified in CRH's filings with the Canadian securities regulators and in the Registration Statement. Although CRH believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. CRH does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

For more information, please contact:

David Matousek, Director of Investor Relations
CRH Medical Corporation
604.633.1440 x1030
dmatousek@crhmedcorp.com

- Or –

Edward Wright, Chief Executive Officer
CRH Medical Corporation
604.633.1440 x1008
ewright@crhmedcorp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH MEDICAL CORPORATION
(Registrant)
Date:	September 1, 2015	By:	/s/ Richard Bear
Name: Richard Bear Title: Chief Financial Officer